Filed pursuant to Rule 424(b)(3)
Registration No. 333-181360

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 2 DATED MARCH 12, 2013

TO THE PROSPECTUS DATED OCTOBER 4, 2012

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC dated October 4, 2012 and Supplement No. 1 thereto dated November 20, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	changes to our state specific suitability standards in the “Suitability Standards” section of our prospectus;
•	an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our prospectus to include information for the year ended December 31, 2012; and
•	our audited consolidated financial statements as of and for the year ended December 31, 2012.

Suitability Standards

The following is hereby added to the state specific special suitability standards in the “Suitability Standards” section on page i of our prospectus:

•	For Massachusetts and New Mexico Residents – It is required by the Securities Divisions of each of Massachusetts and New Mexico that Massachusetts and New Mexico investors limit their aggregate investment in our Notes and other similar programs to not more than 10% of their liquid net worth. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities, as determined in conformity with Generally Acceptable Accounting Principles. It is further required by the Securities Divisions of each of Massachusetts and New Mexico that Massachusetts and New Mexico investors have (i) a net income of at least $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year, or (ii) an individual net worth, or joint net worth with that person's spouse, in excess of $1,000,000, excluding the value of the person’s primary residence

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2012 contained in this supplement.

(All dollar [$] amounts shown in thousands.)

Overview

Shepherd’s Finance, LLC and subsidiary (the “Company”, “we” or “our”) was originally formed as a Pennsylvania limited liability company on May 10, 2007. In conjunction with the change in strategic direction discussed more fully below, the Company changed its name from 84 RE Partners, LLC (“84 RE Partners”) on December 2, 2011 and converted to a Delaware limited liability company on March 29, 2012. We are the sole member of a consolidating subsidiary, 84 REPA, LLC. The Company operated pursuant to an operating agreement by and among Daniel M. Wallach (the “Manager”) and the members of the Company from its inception through March 29, 2012, at which time it adopted an amended and restated operating agreement.

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Prior to March 2012, we were managed by Daniel M. Wallach, as our sole Manager. Therefore, prior to that time, Mr. Wallach had direct and exclusive control over the management of the Company’s operations. In March 2012, we assembled a Board of Managers, which includes two independent Managers in addition to Mr. Wallach. Our officers are responsible for our day-to-day operations, while the Board of Managers is responsible for overseeing our business. The independent Managers, acting through the nominating and corporate governance committee, must approve all affiliate transactions. All of our outstanding membership interests are owned beneficially by Mr. Wallach and his wife; therefore, Mr. Wallach is able to exercise significant control over our business, including with respect to the composition of our Board of Managers. A Manager may be removed by a vote of holders of 80% of our outstanding voting membership interests.

During 2007 and continuing through portions of 2011, we were the lessor in three commercial real estate leases (which were treated as direct financing leases for accounting purposes) with an affiliate, 84 Lumber Company. During the majority of time of the business relationship between us and 84 Lumber, Mr. Wallach was employed by 84 Lumber, while also operating as our sole Manager. The leased properties were sold to 84 Lumber in May and September of 2011, and the leases were thereby terminated. This business model generated consistent profits, positive cash flows and returns to the members for the duration of these financings. The results of operations, cash flows and financial position related to the commercial real estate leases are presented as Discontinued Operations in management’s discussion and analysis and the accompanying consolidated financial statements and footnotes.

In late 2011, management elected to transform our business model. The Company intends to focus most of our future efforts on commercial lending to residential homebuilders, to finance construction of single family residential properties. The single family residential construction loans will be extended to residential homebuilders and, as such, are commercial loans. The Company also lends money to residential homebuilders to develop undeveloped land into residential building lots known as acquisition and development loans, which are also considered commercial loans.

We anticipate expanding our lending capacity and funding our business operations by continued extension of Fixed Rate Subordinated Notes (“Notes”) to the general public, which Notes are our unsecured subordinated debt. On October 4, 2012, our Notes offering was declared effective by the SEC. We are currently effective in 37 states and the District of Columbia. Eventually, the Company intends to repay the debt from affiliates with secured debt from a bank or through other liquidity.

From September 2011 through December 30, 2011, our only asset was cash, which we held waiting for the creation of new loans. On December 30, 2011, we originated three new loan assets, which are commercial loans for residential development in a suburb of Pittsburgh, Pennsylvania. One loan is collateralized by building lots (four on December 31, 2012) and an unimproved parcel of land of approximately 34 acres. The other two loans are collateralized by approximately 54 acres of undeveloped land. These three loans are to borrowers who are affiliated with each other and are cross-collateralized. We also assumed a note payable of $1,500 to the borrower from its prior lender. The builder was funded to pay us our loan fee, and also to create an account with an Interest Escrow. The note payable and Interest Escrow are collateral for the loans. The total advanced on these loans was $4,312 and $5,504 on December 31, 2012 and 2011, respectively. The estimated value of the total collateral for these loans was $6,124 and $7,550 on December 31, 2012 and 2011, respectively, which is based on an appraisal of the collateral prepared for us in March 2012, and verified with a broker’s opinion of value in October 2012.

To assist in financing these opportunities, on December 30, 2011, we obtained funding from two demand loans from our members. The total outstanding balance on these loans on December 31, 2012 and 2011 was $1,108 and $878, respectively. These demand loans are collateralized by a lien against all of our assets and are senior in right of payment to our Notes.

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Economic and Industry Dynamics

Demand for residential construction loans has been negatively impacted by the decrease in housing starts (a key driver relative to commercial lending to residential homebuilders) over the past six years. See “Inflation, Interest Rates, and Housing Starts” later in this section. This decrease followed 15 years of increases in housing starts. Home values also decreased during the housing start decline. The combination of these events, along with others, presented significant hurdles to residential homebuilders. In 2012, housing starts and home values were moving off their lows, staging the beginning of a recovery.

Due to the need to fund either part or all of the costs of their construction projects, homebuilders often have to work with lending institutions. The normal lending institutions (banks, S&L, credit unions, etc.) have all been negatively impacted by these same recent trends, which have raised default rates and losses related to commercial lending loans issued to residential homebuilders. In fact, many state and federal regulators are discouraging community banks and lending institutions from lending to residential homebuilders.

We believe all the factors above present three significant opportunities. The first opportunity, and our primary focus, is to become the lender of choice or secondary lender to residential homebuilders during the absence of lending at the homebuilder’s local financial institution or community bank. Another is to purchase and securitize the loans made by building supply companies to those homebuilders. Finally, we may acquire deeply discounted defaulted debt from other financial institutions. While we have not entered into any transactions related to the final two opportunities, we will remain mindful of those opportunities to generate a return from such transactions.

Perceived Challenges and Anticipated Responses

The following is not intended to represent a comprehensive list or description of the risks or challenges facing the Company. Currently, our management is most focused on the following challenges along with the corresponding actions to address those challenges:

Perceived Challenges and Risks	Anticipated Management Actions/Response
Start-up operations	Our management has experience in commercial lending to residential homebuilders. However, this represents management’s first attempt to create a stand-alone operation of this type with a capital structure of this type. Management believes possessing experience in business, track record in this type of lending, and the contacts made in previous endeavors will assist with staffing and other challenges it will face with this new endeavor.
Concentration of loan portfolio (i.e. how many of the loans are of one type, with any particular customer, or within any particular geography)	Our management plans to extend loans to multiple lenders in multiple geographies across the U.S. in order to diversify this risk to the degree possible while continuing to focus on residential homebuilder customers.
Potential loan value-to-collateral value issues (i.e. being underwater on particular loans)	Our management manages this challenge by risk-rating both the geographic region and the builder, then adjusting the loan-to-value (i.e. the loan amount versus the value of the collateral) based on the risk assessments. Additionally, for construction loans, we collect a deposit up-front.
Potential increases in interest rates, which would reduce operating income	We offer variable rate loans that incorporate a spread (i.e. profit) above the Company’s costs of funds to insulate it against this risk. A more detailed description is included in Interest Spread below.
Liquidity

Our management has short and long term plans including, but not limited to:

• Short term – issue Notes to the public; and

• Long-term – execute a form of bank financing to replace the demand loans from affiliates.

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Opportunities

Although we can give no assurance as to our success in our efforts, in the future, our management intends to focus its efforts on the following opportunities:

•	receiving money from the Notes, sufficient enough to operate our business and allow for diversification in our loan portfolio;

•	growing loan assets and the staffing and operations to handle it. We anticipate hiring office staff as loan volume grows, and hiring the origination staff, which will be field based, as our liquidity allows for new loan originations. The goal for the field staff is to have a geographic coverage that eventually covers most of the continental U.S.;

•

replacing our existing lines of credit from our affiliates with lines of credit from financial institutions. We would like the maximum amount (the credit limit) to be 20% of our asset size, and our outstanding amounts to average 10% of our asset size;

•	producing a profit, and making distributions to our members to cover their tax burden from our operations, and, if possible, to give them a return on their investment; and

•	retaining earnings to grow the equity of the Company.

Understanding and Evaluating Our Operating Results

Our results of operations are driven by three major factors - interest spread, loan losses, and selling, general and administrative (SG&A) expenses.

Interest Spread

Interest spread is generally made up of the following three components:

•   Difference between the interest rate received (on our loan assets) and the interest rate paid (on our borrowings).

•   Fee income. This fee is generally recognized over the life of the loan, based on the maximum allowed loan balance over the expected life of the loan. The amount of interest spread on these loans will depend on the life of the loans, as well as the fee percentage. As more competition comes into the residential construction lending market, we expect this portion of spread income to decrease.

•   Amount of nonperforming assets. Since we are paying interest on all money we borrow, any asset created or funded with borrowed funds that does not have an interest return costs us money. There is an interest expense for us, with no interest income to offset it. Generally there are two types of nonperforming assets. The first is nonperforming loans, which do not generate interest income unless actually received in cash. We currently do not have any nonperforming loans. The second nonperforming asset type is money borrowed which is not invested in loans. We typically carry a small cash balance, so this has not been a factor in our existence except in the fourth quarter of 2011. While this cash was funded with equity, had it been funded with debt we would have lost the potential earning power of this cash balance. For a period of seven days including December 31, 2012, we borrowed money on our affiliate line of credit which boosted our cash on our balance sheet to $646. This temporary carrying of cash did not significantly increase our interest cost, nor decrease our interest spread. To mitigate the negative spread on unused borrowed funds (idle cash), we will try to maximize future line of credit borrowings just before our Notes are first offered. Ideally, we would like to have a secured line of credit with a credit limit of 20% of our loan assets, and generally carry a balance of 10% of our loan assets on that line. This way, as money comes in from Notes or loan payoffs, it can be used to pay down the line, and as money goes out for Note redemptions and new loans created, money can be drawn on the line. This will help reduce any negative spread on idle cash.

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We calculate interest spread by taking the difference between interest income and expense, and dividing it by our weighted average outstanding loan balance. As we increase our operations, we anticipate that this spread initially will be higher, while our competitors remain on the construction lending sidelines, and then decrease as competition for these loan assets increases.

Loan Losses

The second major factor in determining our profitability is loan losses. During our existence to date, we have not held nonperforming loans and have incurred no loan losses, but this is unlikely to continue. We anticipate lending to the residential construction industry, which is in a weak position today. Losses on loans occur with nonperforming loans (i.e. when customers are unable to repay their interest and/or principal). Normally, the loss in this situation is the difference between the collateral value and the loan value, less any costs of disposal. Homes recently constructed during the past several years have created significant losses because many homes are worth less than the appraised value at the time the loan was created. Losses also occur in loans when homes are partly built at the point of default, or never built. Generally, a declining real estate market will be the primary driver for loan losses. We believe that while current values may fall in some real estate markets, in general, values are low and represent a lower risk than at other times over the last six years.

SG&A Expenses

SG&A expenses for us are almost all of the expenses that are not interest and loan losses. Through 2011, our SG&A expenses had been very low, since our business required very little oversight to operate in the past. In 2012, we experienced increases in SG&A as we started our lending operations, including, among others, payroll. We anticipate these expenses increasing as our loan balance increases.

Our SG&A expenses have increased significantly because of our public company status. We must comply with federal securities laws, regulations and requirements, including certain provisions of the Sarbanes-Oxley Act. Compliance with the requirements of being a public company will continue to increase our general and administrative expenses to pay our employees, legal counsel, accountants, and other advisors to assist us in, among other things, external reporting, instituting and maintaining effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, and preparing and distributing periodic public reports in compliance with our obligations under the federal securities laws.

Critical Accounting Estimates

To assist in evaluating our consolidated financial statements, we describe below the critical accounting estimates that we use. We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used, would have a material impact on our consolidated financial condition or results of operations.

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Loan Losses

Nature of estimates required

Loan losses, as applicable, are accounted for both on the consolidated balance sheets and the consolidated statements of operations. On the consolidated statements of operations, management estimates the amount of losses to capture during the current year; this current period amount incurred is referred to as the loan loss provision. The calculation of our allowance for loan losses, which appears on our consolidated balance sheets, requires us to compile relevant data for use in a systematic approach to assess and estimate the amount of probable losses inherent in our commercial lending operations and to reflect that estimated risk in our allowance calculations. The risk of losses occurs when customers cannot pay their principal and interest due. In the past, we have estimated that risk to be minimal, and therefore we have not proceeded to compare the value of the collateral versus the amount loaned. For current and future loans, we use the policy summarized as follows:

For loans to one borrower with committed balances less than 10% of our total committed balances on all loans extended to all customers, we analyze for impairment all loans which are more than 60 days past due at the end of a quarter. For loans to one borrower with committed balances equal to or greater than 10% of our total committed balances on all loans extended to all customers, we analyze all loans for impairment. The analysis on loans, if required, develops a collateral value to be compared to the principal amount of the loan. If the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the loan loss. As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history. For homes which are partially complete, we appraise on an as-is and completed basis, and use the one that more closely aligns with our planned method of disposal for the property.

For loans that are individually evaluated for impairment, appraisals have been prepared within the last 13 months. There are also broker’s opinions of value (“BOV”) prepared, if the appraisal is more than six months old. The lower of any BOV prepared in the last six months, or appraisal done in the last 13 months, is used, unless we determine a BOV to be invalid based on the comparable sales used. If we determine a BOV to be invalid, we will use the appraised value. Appraised values are adjusted down for estimated costs associated with asset disposal.

Appraisers are state certified, and are selected by first attempting to utilize the appraiser who completed the original appraisal report. If that appraiser is unavailable or not affordable, we use another appraiser who appraises routinely in that geographic area. BOVs are created by real estate agents. We try to first select an agent we have worked with, and then, if that fails, we select another agent who works in that geographic area.

Fair Value

Nature of estimates required

Currently, fair value has the potential to impact the calculation of the loan loss provision most heavily. Specifically relevant to the loan loss reserve is the fair value of the underlying collateral supporting the outstanding loan balances. At December 31, 2012 and 2011, no allowance for loan loss was necessary as our outstanding loans were performing and the collateral value (fair value) was more than sufficient to recover the value of the outstanding loans. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Due to a rapidly changing economic market, an erratic housing market, the various methods that could be used to develop fair value estimates, and the myriad of assumptions that could be used, determining the collateral’s fair value requires significant judgment.

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Sensitivity analysis

Change in Fair Value Assumption	December 31, 2012 Loan Loss Provision Higher/(Lower)
Increasing fair value of the total collateral by 31%*	$-
Decreasing fair value of the total collateral by 31%**	$86

* Increases in the fair value of the collateral do not impact the loan loss provision, as the value generally is not “written up.”

**If the loans were nonperforming, assuming a gross amount of the loans outstanding of $4,312 and the fair value of the total collateral on all outstanding loans was reduced by 31%, a loan loss provision of $86 would be required.

Other Loss Contingencies

Other loss contingencies are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will exceed the recorded provision. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires analysis of multiple forecasts that often depend on judgments about potential actions by third parties such as courts, arbitrators, juries, or regulators.

Accounting and Auditing Standards Applicable to “Emerging Growth Companies”

We are an “emerging growth company” under the recently enacted JOBS Act. For as long as we are an “emerging growth company,” which may be up to five fiscal years, we are not required to (1) comply with any new or revised financial accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies, (2) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer or (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise. We intend to take advantage of such extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to subsequently elect to instead comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

Other Significant Accounting Policies

Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the financial statements. Policies related to credit quality information, discontinued operations, fair value measurements, offsetting assets and liabilities, related party transactions and revenue recognition require difficult judgments on complex matters that are often subject to multiple and recent changes in the authoritative guidance. Certain of these matters are among topics currently under reexamination by accounting standard setters and regulators. Specific conclusions have not been reached by these standard setters, and outcomes cannot be predicted with confidence. Also, see Notes 1 and 2 to our consolidated financial statements, as they discuss accounting policies that we have selected from acceptable alternatives.

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Consolidated Results of Operations

Key financial and operating data for the years ended December 31, 2012 and 2011 are set forth below. For a more complete understanding of our industry, the drivers of our business, and our current period results, this discussion should be read in conjunction with our consolidated financial statements, including the related notes and the other information contained in this document.

Accounting principles generally accepted in the United States of America (U.S. GAAP) require that the Company report financial and descriptive information about reportable segments and how these segments were determined. Our management determines the allocation and performance of resources based on operating income, net income and operating cash flows. Segments are identified and aggregated based on the products sold or services provided and the market(s) they serve. Based on these factors, management has determined that the Company’s ongoing operations are in one segment, commercial lending.

Additionally, our consolidated financial statements reflect the information regarding the direct finance, commercial real estate lease asset disposal group as discontinued operations. Unless otherwise indicated, the consolidated balance sheets, statements of operations and cash flows associated with the disposal group have been presented in the consolidated financial statements separately from continuing operations.

Our operations for most of 2011 are classified as discontinued operations. Our operations from the fourth quarter of 2011 and all of 2012 are classified as continuing operations. Our results of operations for the year ended December 31, 2012 are not indicative of those expected in the future periods as we expect that our SG&A expenses, interest income, and interest expense will each increase in future periods as a result of anticipated future sales in our Notes offering and increased lending activity.

The following is a summary of our income statement for the years ended December 31, 2012 and 2011:

	For the years ended December 31,
(in thousands of dollars)	2012	2011

Interest Income
Interest and fee income on loans	$581	$5
Interest expense	115	–
Net interest income	466	5
Less: Loan loss provision	–	–
Net interest income	466	5
Non-Interest Expense
Selling, general and administrative	344	5
Total non-interest expense	344	–
Income from continuing operations	122	–
Income from discontinued operations, net	–	309
Net income	$122	$309

Interest Spread

The following table displays a comparison of our interest income and our interest spread for the years ended December 31, 2012 and 2011:

	For the years ended December 31,
(in thousands of dollars)	2012		2011
Interest Income		*		*
Interest income on loans	$365	7%	$3	9%
Fee income on loans	216	4%	1	4%
Interest and fee income on loans	581	11%	4	13%
Interest expense	115	2%	–
Net interest income (spread)	466	9%	4	13%

Weighted average outstanding loan balance	$5,174		$30

*annualized number as percentage of weighted average outstanding loan balance

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Additional detail regarding the information in the table above is as follows:

•	Difference between the interest rate received (on our loan assets) and the interest rate paid (on our borrowings). The loans originated in December of 2011 have interest rates which are based on our cost of funds, with a minimum cost of funds of 5%. The margin is fixed at 2%. Future loans are anticipated to be originated at approximately the same 2% margin.

•	Fee income. The two loans originated in December 2011 had a net origination fee of $924. This fee is being recognized over the life of the loans. The fee income recognized was $216 and $0 for the years ended December 31, 2012 and 2011, respectively. In the future, we anticipate creating loans with fees ranging between 4 and 5% of the maximum loan amount.

•	Amount of nonperforming assets. During the fourth quarter of 2011, we carried cash (approximately $1,800) for the bulk of the quarter, which returned very little interest to us. For a period of seven days including December 31, 2012, we borrowed money on our affiliate line of credit which boosted our cash on our balance sheet to $646. This temporary carrying of cash did not significantly increase our interest cost, nor decrease our interest spread. We had $0 of nonperforming loan assets at both December 31, 2012 and 2011.

We derive interest income and pay interest expense related to the loans originated and demand loans obtained from our members, respectively. We calculate interest spread by taking the difference between interest income (including fee income) and expense and dividing it by our weighted average outstanding loan balance. We anticipate interest spread for 2013 to continue at roughly the same percentage (9%).

Loan Loss Provision

To date, we have not held any nonperforming loans and have incurred no loan losses, however, this is unlikely to continue. We anticipate a loan loss provision in the future.

SG&A Expenses

The following table displays a comparison of our SG&A Expenses for the years ended December 31, 2012 and 2011:

	For the years ended December 31,
(in thousands of dollars)	2012	2011

Selling, general and administrative expenses
Legal and accounting	$179	$–
Salaries and related expenses	60	–
Board related expenses	60	–
Other	45	5
Total SG&A	$344	$5

During the year ended December 31, 2011, SG&A expenses incurred reclassified to discontinued operations totaled $69. Increases in our SG&A expenses during the year ended December 31, 2012 are largely attributable to changing our business model and becoming subject to public company reporting requirements. In the future, we anticipate that these expenses will continue to increase due to increases in our operational costs, including anticipated additions of personnel related to lending, underwriting, salaries and benefits, and other administrative costs.

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Income from Discontinued Operations, Net

For the years ended December 31, 2012 and 2011, our income from discontinued operations consisted of the following:

	For the years ended December 31,
(in thousands of dollars)	2012	2011
Interest income on direct financing leases	$–	$638
Selling, general and administrative expenses	–	69
Interest expense	–	260
Income from discontinued operations	$–	$309

All of the operations and assets and liabilities associated with the direct financing, commercial real estate leases were sold for a sales price that approximated net carrying value at the time of sale; therefore, there was no gain or loss on the disposal of the discontinued operations in 2011. The commercial real estate leases we originated in 2007 had no fee income but earned an interest rate spread of 3%. As stated above, our operations from the fourth quarter of 2011 and all of 2012 are classified as continuing operations, therefore, we do not anticipate that we will have any income from discontinued operations in the future.

Consolidated Financial Position

Cash and Cash Equivalents

We typically carry a small cash balance. During almost the entire third quarter of 2011, however, we carried $1,830 in cash as our only asset as we shifted to our current business plan. On December 30, 2011, we invested most of that cash in loans, and ended 2011 with $50 in cash. For a period of seven consecutive days including December 31, 2012, we borrowed money on our affiliate line of credit which boosted our cash on our balance sheet to $646. This temporary carrying of cash did not significantly increase our interest cost, nor decrease our interest spread.

Deferred Financing Costs, Net

On October 4, 2012 our Notes offering was declared effective by the SEC. We are currently effective in 37 states and the District of Columbia. The expenses for the offering are deferred when paid and expensed over the life of the debt associated with the offering using the effective interest method. The total amount of financing cost expected to be expensed over the life of the offering is approximately $900, of which $598 has been incurred through December 31, 2012. For the years ended December 31, 2012 and 2011 the deferred financing costs recognized as interest expense was $2 and $0 respectively.

The following is a roll forward of deferred financing costs for the years ended December 31, 2012 and 2011:

	2012	2011

Deferred financing costs, beginning balance	$–	$–
Additions	598	–

Deferred financing costs, ending balance	$598	$–

Less accumulated amortization	(2)	–

Deferred financing costs, net	$596	$–

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The following is a roll forward of the accumulated amortization of deferred financing costs for the years ended December 31, 2012 and 2011:

	2012	2011

Accumulated amortization, beginning balance	$–	$–
Additions	2	–

Accumulated amortization, ending balance	$2	$–

Loans Receivable

In December 2011, we originated two new loans and assumed a lender’s position on a third loan, which, net of unearned loan fees, had total balances of $3,604 and $4,580 as of December 31, 2012 and 2011, respectively. These loans were all to third party borrowers that are affiliated with each other, and are cross-collateralized. During the year ended December 31, 2012, the aggregate loan balance on these loans decreased due to lot payoffs, partially offset by draws for development and the reduction in unearned loan fee. No allowance has been deemed necessary for these loans. We expect that we will increase our loans receivable as we raise funds from the issuance of Notes.

These loans created in 2011 had a $1,000 loan fee. The expenses incurred related to issuing the loan were approximately $76, which were netted against the loan amount. The remaining $924, which is netted against the gross loan amount, is being recognized over the expected life of the loans using the straight-line method. The aggregate unearned loan fee was $708 and $924 as of December 31, 2012 and 2011, respectively. While the remaining balance of the unearned loan fee related to our existing loans will decline to $0 over the life of those loans, we expect total unearned loan fees to increase in the future along with our commercial lending program.

The table below depicts the roll forward of commercial loans for the years ended December 31, 2012 and 2011:

	For the years ended December 31,
(in thousands of dollars)	2012	2011

Beginning balance	$4,580	$–
Additions	355	4,580
Repayments (from payoffs/sales)	(1,547)	–
Earned loan fee	216	–
Ending balance	$3,604	$4,580

Below is an aging schedule of gross loans receivable as of December 31, 2012, on a recency basis:

	No. Accts.	Unpaid Balances	%

Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	3	$4,312	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	3	$4,312	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on precomputed accounts.)	–	$–	0%

Total	3	$4,312	100%

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Below is an aging schedule of gross loans receivable as of December 31, 2012, on a contractual basis:

	No. Accts.	Unpaid Balances	%

Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	3	$4,312	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	3	$4,312	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on precomputed accounts.)	–	$–	0%

Total	3	$4,312	100%

Below is an aging schedule of gross loans receivable as of December 31, 2011, on a recency basis:

	No. Accts.	Unpaid Balances	%

Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	3	$5,504	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	3	$5,504	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on precomputed accounts.)	–	$–	0%

Total	3	$5,504	100%

12

Below is an aging schedule of gross loans receivable as of December 31, 2011, on a contractual basis:

	No. Accts.	Unpaid Balances	%

Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	3	$5,504	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	3	$5,504	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on precomputed accounts.)	–	$–	0%

Total	3	$5,504	100%

Customer Interest Escrow

The loans we extended in December 2011 called for a funded Interest Escrow account, with funds borrowed against the properties as part of the loan balance. The initial funding on that Interest Escrow was $450. The balance as of December 31, 2012 and 2011 was $329 and $450, respectively. To the extent the balance is available in the Interest Escrow, interest due on certain loans is deducted from the Interest Escrow on the date due. The Interest Escrow is increased by 10% of lot payoffs on the same loans, and by interest on the $1,500 note payable to the borrower. All of these transactions are noncash to the extent that the total escrow amount does not need additional funding. The Interest Escrow is also used to contribute to the reduction of the $400 subordinated mortgage upon certain lot sales of the collateral of that loan. During the year ended December 31, 2012, the Interest Escrow was reduced by $341 for interest due on loans, and $18 to reduce the balance on the $400 subordinated mortgage. During the year ended December 31, 2012, the Interest Escrow was increased by $69 for interest on the note payable, unsecured and $169 from lot payoffs.

Note Payable Unsecured

At the same time that we extended the new loans in December 2011, we assumed a note payable to our borrowing customer for $1,500, which was the balance at both December 31, 2012 and 2011. This loan is unsecured and has the same priority as the Notes. It is also collateral for the loans we extended to this customer. After our public offering of Notes was declared effective by the SEC and certain states on October 4, 2012, we did not advertise, and we received $2 in investments in the Notes. We expect our Note payable unsecured balance to increase as we raise funds in our Notes offering after we begin to advertise, which we anticipate will occur in the first quarter of 2013.

Note Payable Related Party

In order to minimize the amount of idle cash on our balance sheet and maximize the loans receivable which create interest spread, we have two lines of credit from affiliates, which had a combined balance as of December 31, 2012 and 2011 of $1,108 and $878, respectively. Had we not increased our cash position just before the end of 2012, we would have had only $512 in affiliate debt on December 31, 2012. This reduction would have been from loan paydowns, partially offset by increases in deferred financing costs. We intend to have a line of credit or multiple lines of credit in the future, and intend to eventually replace these lines from affiliates with lines from unrelated financial institutions. However, we can make no assurance that we will obtain a line of credit with an unrelated financial institution on favorable terms or at all.

13

Liquidity and Capital Resources

We have a limited operating history with our current business model, and our operations are subject to certain risks and uncertainties, particularly related to the concentration of our current operations to a single customer and geographic region, as well as the evolution of the current economic environment and its impact on the United States real estate and housing markets. Both the concentration of risk and the economic environment could directly or indirectly impact losses related to certain transactions and access to and cost of adequate financing.

Our anticipated primary source of liquidity going forward is interest income and/or principal repayments related to the loans, as well as funds borrowed from creditors, substantially all of whom are currently members and affiliates.  While our public Notes offering is currently effective with the SEC, which allows us to borrow money in many of the states, we have not advertised yet and have only received an immaterial amount of Notes proceeds. We anticipate beginning to advertise in the first quarter of 2013. Therefore, our ability to fund our operations remains dependent upon the sole borrower’s ability to continue paying interest and/or principal and our ability to obtain additional financing, as needed, from the members, general public and other entities.

We generated income from continuing operations of $122 and $0 for the years ended December 31, 2012 and 2011, respectively. Cash provided by (used in) continuing operations during these years was approximately $596 and ($2,735), respectively. At December 31, 2012 and 2011, respectively, we had cash on hand of $646 and $50, and our outstanding debt totaled $2,610 and $2,378, which was unsecured or payable to related parties. As of December 31, 2012 and 2011, the amount that we have not loaned, but are obligated to potentially lend to our customers based on our agreements with them, was $588 and $296, respectively. While we generated profits from continuing operations as listed above, the cash flows provided by (used in) continuing operations for 2012 were ($174) from operations, $1,184 from investing, and ($414) from financing, for a total of $596. We had significant loan paydowns and proceeds from related party notes which increased our cash, and changes in deferred loan fees and customer interest escrow, as well as significant payments for debt issuance costs which decreased our cash. In 2011 our cash flows provided by (used in) continuing operations were $422 from operations, ($4,579) from investing, and $1,422 from financing, for a total of ($2,735). We had a major investment in new loans and distributions to owners, which were partially offset by increases in deferred loan fees, proceeds from unsecured Notes, proceeds from related party notes, and customer interest escrow. We generated $0 and $2,773 of cash from discontinued operations in 2012 and 2011 respectively.

Our current plan is to expand the commercial lending program by using current liquidity and available funding (including funding from our Notes program). We have anticipated the costs of this expansion and the continuing costs of maintaining our public company status, and we anticipate generating, through normal operations, the cash flows necessary to meet our operating, investing and financing requirements. As noted above, the two most significant factors driving our current plans are the continued payments of principal and interest by our sole homebuilder customer and the public offering of Notes. If actual results differ materially from our current plan or if expected financing is not available, we believe we have the ability to reduce future cash outlays by withdrawing our public company status, which would reduce our audit and legal expenses. We also believe we have the ability and intent to obtain funding and generate net worth through additional debt or equity infusions of cash, if needed. There can be no assurance, however, that we will be able to implement our strategies or obtain additional financing under favorable terms, if at all.

Historically, we have funded our business through credit facilities with banks, borrowings from related parties, equity investments by our members and payments made pursuant to our commercial real estate leases.

14

Our business of borrowing money and re-lending it to generate interest spread will be a primary use of capital resources. There are several risks in any financing company of this nature, and we will discuss significant risks here and how they relate to our Company and what, if any, mitigation techniques we have or may employ.

First, any financial institution needs to match the maturities of its borrowings with the maturities of its assets. The bulk of most financial institutions’ borrowings are in the form of public investments or deposits. These generally have maturities that are either set periods of time, or upon the demand of the investor/depositor. The risk is that either obligations come due before funds are available to be paid out (a shortage of liquidity) or that funds are repaid before the obligation comes due (idle cash, as described herein). To mitigate these risks, we are not offering demand deposits (for instance, a checking account). Instead, we are offering Notes with varying maturities between one and four years, which we believe will be longer than the average life of the loans we will extend. However, we have the option to repay the Notes early if we wish without penalty. These items protect us against this risk of matching of debt and asset maturity.

Second, financial institutions must have daily liquidity on their debt side, to offset variations in loan balances on a daily basis. Borrowers can repay their notes at any time, and they will request draws as they are ready for them. Further, construction loans are not funded 100% initially, so there are contractual obligations on the lender’s part to fund loans in the future. Most financial institutions mitigate this risk by having a secured line of credit from the Federal Reserve Bank. We have the same risk from customer repayments and draws as banks, and we intend to mitigate this risk by obtaining a secured line of credit with a bank. Our current debt financing consists of the two demand loans from our members and the SF Loan. The loan balance from our members on December 31, 2012 and 2011 was $1,108 and $878, respectively. The loan balance on the SF Loan was $1,500 on both December 31, 2012 and 2011. If we are able to refinance the demand loans with a bank line of credit, we intend to maintain the outstanding balance on the line at approximately 10% of our committed loan amount. Failure to refinance the demand loans in the future with a larger bank line of credit may result in a lack of liquidity, or low loan production. Future lines of credit from banks will have expiration dates or be demand loans, which will have risks associated with those maturities.

Third, financial institutions have the risk of swings in market rates on borrowing and lending, which can make borrowing money to fund loans to their customers or fund their operations costly. The rates at which institutions can borrow are not necessarily tied to the rates at which they can lend. In our case, we are lending to customers using a rate which varies monthly with our cost of funds. So while we somewhat mitigate this risk, we are still open to the problem of, at the time of originating loans, wanting to originate new loans at a rate that would make us money, but that rate not being competitive in the market. Lack of lending may cause us to repay Notes early and lose interest spread dollars, hurting our profitability and ability to repay.

In the past, we have been able to manage our liquidity, as our borrowings coincided on a one-to-one basis with our investments, but as we grow our operations, we do not anticipate this trend will continue.

We intend to generate liquidity from:

•	borrowings in the form of the demand loans from our members;

•	proceeds from the Notes;

•	repayments of loan receivables;

•	interest and fee income;

•	borrowings from lines of credit with banks (not in place yet);

•	sale of property obtained through foreclosure; and

•	other sources as we determine in the future.

15

We intend to use liquidity to:

•	make payments on other borrowings, including loans from affiliates;

•	pay Notes on their scheduled due date and Notes that we are required to redeem early;

•	make interest payments on the Notes; and

•	to the extent we have remaining net proceeds and adequate cash on hand, fund any one or more of the following activities:

o	to extend commercial construction loans to homebuilders to build single or multi-family homes or develop lots;

o	to make distributions to equity owners;

o	for working capital and other corporate purposes;

o	to purchase defaulted secured debt from financial institutions at a discount;

o	to purchase defaulted unsecured debt from suppliers to homebuilders at a discount and then secure it with real estate or other collateral;

o	to purchase real estate, in which we will operate our business; and

o	to redeem Notes which we have decided to redeem prior to maturity.

The Company’s anticipated primary sources of liquidity going forward are interest income and principal repayments related to loans it extends, as well as funds borrowed from creditors, including affiliates and Note holders. Therefore, the Company’s ability to fund its operations is dependent upon these sources of liquidity.

Inflation, Interest Rates, and Housing Starts

Since we are in the housing industry, we are affected by factors that impact that industry. Housing starts impact our customers’ ability to sell their homes. Faster sales mean higher effective interest rates for us, as the recognition of fees we charge is spread over a shorter period. Slower sales mean lower effective interest rates for us. Slower sales are likely to increase the default rate we experience.

Housing inflation has a positive impact on our operations. When we lend initially, we are lending a percentage of a home’s expected value, based on historical sales. If those estimates prove to be low (in an inflationary market), the percentage we loaned on the value actually decreases, reducing potential losses on defaulted loans. The opposite is true in a deflationary housing price market. It is our opinion that values are low in many of the housing markets in the U.S. today, and our lending against these values is much safer than loans made by financial institutions in 2006 to 2008. Below is a graph showing monthly median new home sales prices in the U.S. This does not represent an exact display of what happened to any particular home over 11 years. The numbers not only vary based on inflation and deflation, but also based on size of home and areas of the country where sales prices are better or worse.

16

Source: U.S. Census Bureau

Interest rates have several impacts on our business. First, rates affect housing (starts, home size, etc.). High long term interest rates may decrease housing starts, having the effects listed above. Higher interest rates will also affect our investors. We believe that there will be a spread between the rate our Notes yield to our investors and the rates the same investors could get on deposits at FDIC insured institutions. We also believe that the spread may need to widen if these rates rise. For instance, if we pay 2% above average CD rates when CD’s are paying 0.5%, when CD’s are paying 3%, we may have to have a larger than 2% difference. This may cause our lending rates, which are based on our cost of funds, to be uncompetitive. High interest rates may also increase builder defaults, as interest payments may become a higher portion of operating costs for the builder. Below is a chart showing average CD rates.

Certificates of Deposit Index
Month	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Jan	3.363%	1.688%	1.132%	1.693%	3.674%	5.217%	5.145%	2.730%	0.488%	0.319%	0.313%	0.268%
Feb	3.077%	1.643%	1.113%	1.836%	3.837%	5.266%	4.958%	2.572%	0.407%	0.327%	0.315%
Mar	2.828%	1.586%	1.098%	1.996%	3.996%	5.301%	4.748%	2.428%	0.337%	0.331%	0.316%
Apr	2.607%	1.533%	1.085%	2.163%	4.158%	5.324%	4.543%	2.265%	0.288%	0.325%	0.321%
May	2.423%	1.483%	1.083%	2.332%	4.318%	5.338%	4.323%	2.091%	0.278%	0.305%	0.328%
Jun	2.263%	1.419%	1.118%	2.492%	4.483%	5.336%	4.108%	1.893%	0.288%	0.280%	0.336%
Jul	2.107%	1.358%	1.162%	2.658%	4.640%	5.324%	3.898%	1.690%	0.293%	0.266%	0.341%
Aug	1.961%	1.303%	1.212%	2.833%	4.774%	5.333%	3.673%	1.483%	0.295%	0.263%	0.338%
Sep	1.868%	1.247%	1.277%	3.000%	4.897%	5.343%	3.517%	1.204%	0.298%	0.268%	0.331%
Oct	1.820%	1.194%	1.355%	3.174%	4.997%	5.323%	3.453%	0.864%	0.300%	0.276%	0.319%
Nov	1.767%	1.171%	1.451%	3.345%	5.081%	5.293%	3.236%	0.685%	0.305%	0.288%	0.304%
Dec	1.726%	1.151%	1.563%	3.512%	5.153%	5.268%	2.965%	0.556%	0.312%	0.304%	0.283%
Copyright 2013 MoneyCafe.com

 Source: Derivation of Rates Reported by Federal Reserve Board

Housing prices are also generally correlated with housing starts, so that increases in housing starts usually coincide with increases in housing values, and the reverse is generally true. Below is a graph showing single family housing starts from 2000 through 2012.

17

Source: U.S. Census Bureau

To date, changes in housing starts, CD rates, and inflation have not had a material impact on our business.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements for a description of new or recent accounting pronouncements.

Subsequent Events

See Note 11 to our consolidated financial statements for subsequent events.

Financial Statements

The financial statements listed below are contained in this supplement:

18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and

Members of Shepherd’s Finance, LLC

We have audited the accompanying consolidated balance sheets of Shepherd’s Finance, LLC (the “Company”) as of December 31, 2012 and 2011 and the related consolidated statements of operations, changes in members’ capital, and cash flows for each of the years in the two-year period ended December 31, 2012. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Carr, Riggs & Ingram, LLC

March 7, 2013

Enterprise, Alabama

F-1

Shepherd’s Finance, LLC

Consolidated Balance Sheets

As of December 31, 2012 and 2011

(in thousands of dollars)	2012	2011

Assets
Cash and cash equivalents	$646	$50
Accrued interest on loans	26	2
Deferred financing costs, net	596	–
Other assets	10	26
Loans receivable, net	3,604	4,580

Total assets	$4,882	$4,658

Liabilities and Members’ Capital
Customer interest escrow	$329	$450
Accounts payable and accrued expenses	41	–
Notes payable unsecured	1,502	1,500
Notes payable related party	1,108	878

Total liabilities	2,980	2,828

Commitments and Contingencies (Note 9)

Members’ capital	1,902	1,830

Total liabilities and members’ capital	$4,882	$4,658

The accompanying notes are an integral part of these consolidated financial statements.

F-2

Shepherd’s Finance, LLC

Consolidated Statements of Operations

For the years ended December 31, 2012 and 2011

(in thousands of dollars)	2012	2011

Interest Income
Interest and fee income on loans	$581	$5
Interest expense	115	–

Net interest income	466	5
Less: Loan loss provision	–	–

Net interest income	466	5

Non-Interest Expense
Selling, general and administrative	344	5

Income from continuing operations	122	–

Income from discontinued operations, net	–	309

Net income	$122	$309

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Shepherd’s Finance, LLC

Consolidated Statements of Changes In Members’ Capital

For the years ended December 31, 2012 and 2011

(in thousands of dollars)	2012	2011

Members’ capital, beginning balance	$1,830	$2,476
Net income	122	309
Distributions to members	(50)	(955)

Members’ capital, ending balance	$1,902	$1,830

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Shepherd’s Finance, LLC

Consolidated Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(in thousands of dollars)	2012	2011

Cash flows from operations

Net income	$122	$309
(Income) from discontinued operations	–	(309)
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Deferred loan fees	(216)	–
Net change in operating assets and liabilities
Other operating assets	24	(26)
Accrued interest receivable	(24)	(2)
Customer interest escrow	(121)	450
Accounts payable and accrued expenses	41	–

Net cash provided by (used in) operating activities – continuing operations	(174)	422
Net cash provided by (used in) operating activities – discontinued operations	–	57

Net cash provided by (used in) operating activities	(174)	479

Cash flows from investing activities
Loan originations and principal collections, net	1,192	(4,579)
Other investing activity	(8)	–

Net cash provided by (used in) investing activities – continuing operations	1,184	(4,579)
Net cash provided by (used in) investing activities – discontinued operations	–	4,497

Net cash provided by (used in) investing activities	1,184	(82)

Cash flows from financing activities
Distributions to members	(50)	(955)
Proceeds from related party notes	230	877
Proceeds from unsecured notes	2	1,500
Payments of deferred financing costs	(596)	–

Net cash provided by (used in) financing activities – continuing operations	(414)	1,422
Net cash provided by (used in) financing activities – discontinued operations	–	(1,781)

Net cash provided by (used in) financing activities	(414)	(359)

Net increase (decrease) in cash and cash equivalents	596	38

Cash and cash equivalents
Beginning of period	50	12

End of period	$646	$50

Supplemental disclosure of cash flow information
Cash paid for interest	$36	$512

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Shepherd’s Finance, LLC

Notes to Consolidated Financial Statements

Information presented throughout these notes to the consolidated financial statements is in thousands of dollars.

1. Description of Business and Basis of Presentation

Description of Business

Structure and Control Environment

Shepherd’s Finance, LLC and subsidiary (the “Company”, “we” or “our”) was originally formed as a Pennsylvania limited liability company on May 10, 2007. In conjunction with the change in strategic direction discussed more fully below, the Company changed its name from 84 RE Partners, LLC (“84 RE Partners”) on December 2, 2011 and converted to a Delaware limited liability company on March 29, 2012. We are the sole member of a consolidating subsidiary, 84 REPA, LLC. The Company operated pursuant to an operating agreement by and among Daniel M. Wallach and the members of the Company from its inception through March 29, 2012, at which time it adopted an amended and restated operating agreement. Under the amended and restated operating agreement, we have three Managers, Daniel M. Wallach (who is also our CEO), and our independent Managers - Kenneth Summers and Bill Myrick.

The Managers, through the CEO when appropriate, have direct and exclusive control over the management of the Company’s operations. With respect to new loans, the CEO locates potential customers, conducts due diligence, and negotiates and completes the transactions in which the loans are originated. Loans are either approved by the loan committee of the Board of Managers, or fit within guidelines created by that committee. The independent Managers comprise the audit committee and approve affiliate transactions. The Managers also deal with governance issues. The Managers, through the CEO when appropriate, perform, or arrange for the performance of, the management, advisory and administrative services required for Company operations. Such services include, without limitation, the administration of investor accounts, investor relations, accounting, and the preparation, review and dissemination of tax and other financial information. They also engage and manage the contractual relations with depositories, accountants, attorneys, insurers, banks and others, as required.

Historical Operations

During 2007 and continuing through portions of 2011, the Company was the lessor in three commercial real estate leases (which were accounted for as direct financing leases) with an affiliate, 84 Lumber Company (“84 Lumber”). During the majority of time of the business relationship between 84 RE Partners and 84 Lumber, Daniel M. Wallach was employed by 84 Lumber, while also operating as the Manager of 84 RE Partners. The leased properties were sold to 84 Lumber Company in May and September of 2011, and the leases were thereby terminated. See Note 8. This business model generated consistent profits, positive cash flows and returns to the members for the duration of these financings.

Change in Strategy

In late 2011, management elected to transform our business model. The Company lends money to residential homebuilders to develop undeveloped land into residential building lots known as acquisition and development loans. The Company intends to focus most of our future efforts on commercial lending to residential homebuilders, to finance construction of single family homes. The single family residential construction loans will be extended to residential homebuilders and, as such, are commercial loans.

We anticipate expanding our lending capacity and funding our business operations by continued extension of notes to the general public, which notes are unsecured subordinated debt. Eventually, the Company intends to repay the debt from affiliates with secured debt from a bank or through other liquidity.

F-6

December 2011 Transactions

On December 30, 2011, the Company originated two new loans and purchased a performing loan to finance construction of single family residential properties.

On that same date and to finance the extension of the commercial loans noted above, we executed three new credit facilities. Two of the new credit facilities are secured lines of credit from affiliates; the third is subordinated debt from a borrowing customer of the Company.

Liquidity and Capital Resources

The Company has a limited operating history with our current business model, and our operations are subject to certain risks and uncertainties, particularly related to the concentration of our current operations to a single customer and geographic region, as well as the evolution of the current economic environment and its impact on the United States real estate and housing markets. Both the concentration of risk and the economic environment could directly or indirectly impact losses related to certain transactions and access to and cost of adequate financing.

The Company’s anticipated primary source of liquidity going forward is interest income and/or principal repayments related to the loans, as well as funds borrowed from creditors, substantially all of whom are currently members and affiliates.  While our public Notes offering is currently effective with the SEC, which allows us to borrow money in many of the states, we have not advertised yet and have only received an immaterial amount of notes proceeds. We anticipate beginning to advertise in the first quarter of 2013. Therefore, the Company’s ability to fund its operations remains dependent upon the sole borrower’s ability to continue paying interest and/or principal and our ability to obtain additional financing, as needed, from the members, general public and other entities.

We generated income from continuing operations of $122 and $0 for the years ended December 31, 2012 and 2011, respectively. Cash provided by (used in) continuing operations during these years was approximately $596 and ($2,735), respectively. At December 31, 2012 and 2011, respectively, we had cash on hand of $646 and $50, and our outstanding debt totaled $2,610 and $2,378, which was unsecured or payable to related parties. As of December 31, 2012 and 2011, the amount that we have not loaned, but are obligated to potentially lend to our customers based on our agreements with them, was $588 and $296, respectively. While we generated profits from continuing operations as listed above, the cash flows provided by (used in) continuing operations for 2012 were ($174) from operations, $1,184 from investing, and ($414) from financing, for a total of $596. We had significant loan paydowns and proceeds from related party notes which increased our cash, and changes in deferred loan fees and customer interest escrow, as well as significant payments for debt issuance costs which decreased our cash. In 2011 our cash flows provided by (used in) continuing operations were $422 from operations, ($4,579) from investing, and $1,422 from financing, for a total of ($2,735). We had a major investment in new loans and distributions to owners, which were partially offset by increases in deferred loan fees, proceeds from unsecured notes, proceeds from related party notes, and customer interest escrow. We generated $0 and $2,773 of cash from discontinued operations in 2012 and 2011 respectively.

Our current plan is to expand the commercial lending program by using current liquidity and available funding (including funding from our notes program). We have anticipated the costs of this expansion and the continuing costs of maintaining our public company status, and we anticipate generating, through normal operations, the cash flows necessary to meet our operating, investing and financing requirements. As noted above, the two most significant factors driving our current plans are the continued payments of principal and interest by our sole homebuilder customer and the public offering of notes. If actual results differ materially from our current plan or if expected financing is not available, we believe we have the ability to reduce future cash outlays by withdrawing our public company status, which would reduce our audit and legal expenses. We also believe we have the ability and intent to obtain funding and generate net worth through additional debt or equity infusions of cash, if needed. There can be no assurance, however, that we will be able to implement our strategies or obtain additional financing under favorable terms, if at all.

F-7

Basis of Presentation

Principles of Consolidation These consolidated financial statements include the consolidated accounts of each of the Company’s subsidiaries and reflect all adjustments (all of which are normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the consolidated financial position, operating results, and cash flows for the periods. All intercompany balances and transactions have been eliminated. Our consolidated results for the year ended December 31, 2012 are not necessarily indicative of what our results will be for future years.

Classification The consolidated balance sheets of the Company are presented as unclassified to conform to industry practice for lending entities.

Use of Estimates The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is reasonably possible that market conditions could deteriorate, which could materially affect our consolidated financial position, results of operations and cash flows. Among other effects, such changes could result in the need to establish an allowance for loan losses.

Operating Segments ASC Topic 280, Segment Reporting, requires that the Company report financial and descriptive information about reportable segments and how these segments were determined. We determine the allocation of resources and performance of business units based on operating income, net income and operating cash flows. Segments are identified and aggregated based on products sold or services provided and the market(s) they served. Based on these factors, we have determined that the Company’s ongoing operations are in one segment, commercial lending.

Discontinued Operations Unless otherwise indicated, information in these notes to consolidated financial statements relates to continuing operations. The direct financing lease asset disposal group was deemed to represent a component of the Company. During 2011, we sold these properties and, as a result, they are classified in the consolidated financial statements and accompanying footnotes as discontinued operations.

The historical presentation of the accounts included in the consolidated balance sheets, statements of operations and cash flows and accompanying footnotes which related to the disposal group has been reclassified to reflect discontinued operations treatment.

2. Summary of Significant Accounting Policies

Revenue Recognition

Interest income generally is recognized on an accrual basis. The accrual of interest is generally discontinued on all loans past due 90 days or more. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through liquidation of collateral. Interest received on nonaccrual loans is applied against principal. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

Advertising

Advertising costs are expensed as incurred and are included in selling, general and administrative. Advertising expenses were $4 and $0 for the years ended December 31, 2012 and 2011, respectively.

F-8

Cash and Cash Equivalents

Management considers highly-liquid investments with original maturities of three months or less to be cash equivalents.

Fair Value Measurements

The Company has established a framework for measuring fair value under U.S. GAAP using a hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Three levels of inputs are used to measure fair value, as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3 – unobservable inputs, such as discounted cash flow models or valuations.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See Note 3.

Loans Receivable

Loans are stated at the amount of unpaid principal, net of any allowances for loan losses, and adjusted for the net amount of direct costs and nonrefundable loan fees associated with lending. The net amount of nonrefundable loan origination fees and direct costs associated with the lending process, including commitment fees, is deferred and accreted to interest income over the lives of the loans using a method that approximates the interest method. Substantially all of the Company’s loans are secured by real estate, currently all in a suburb of Pittsburgh, Pennsylvania. Accordingly, the ultimate collectability of a substantial portion of these loans is susceptible to changes in market conditions in that area.

Past due loans are loans contractually past due 30 days or more as to principal or interest payments. A loan is classified as nonaccrual, and the accrual of interest on such loan is discontinued, when the contractual payment of principal or interest becomes 90 days past due. In addition, a loan may be placed on nonaccrual at any other time management has serious doubts about further collectability of principal or interest according to the contractual terms, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection or well-secured (i.e. the loan has sufficient collateral value). Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans, or portions thereof, are charged off when deemed uncollectible. Once a loan is 90 days past due, management begins a workout plan with the borrower or commences its foreclosure process on the collateral.

Allowance for Loan Losses

The allowance for loan losses, when determined to be necessary, is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio.

F-9

For loans to one borrower with committed balances less than 10% of our total committed balances on all loans extended to all customers, we analyze for impairment all loans which are more than 60 days past due at the end of a quarter.  For loans to one borrower with committed balances equal to or greater than 10% of our total committed balances on all loans extended to all customers, we analyze all loans for impairment.  The analysis on loans, if required, includes a comparison of estimated collateral value to the principal amount of the loan.  If the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the loan loss.  As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history.  For homes which are partially complete, we appraise on an as-is and completed basis, and use the one that more closely aligns with our planned method of disposal for the property.

For loans that are individually evaluated for impairment, appraisals have been prepared within the last 13 months.  There are also broker’s opinions of value (“BOV”) prepared, if the appraisal is more than six months old.  The lower of any BOV prepared in the last six months, or appraisal done in the last 13 months, is used, unless we determine a BOV to be invalid based on the comparable sales used.  If we determine a BOV to be invalid, we will use the appraised value.  Appraised values are adjusted down for estimated costs associated with asset disposal.

Deferred Financing Costs, Net

We defer certain costs associated with financing activities related to the issuance of debt securities (Deferred financing costs). These costs consist primarily of professional fees incurred related to the transactions. Deferred financing costs are amortized into interest expense over the life of the related debt.

The following is a roll forward of deferred financing costs for the years ended December 31, 2012 and 2011:

	2012	2011
Deferred financing costs, beginning balance	$–	$–
Additions	598	–
Deferred financing costs, ending balance	$598	$–
Less accumulated amortization	(2)	–
Deferred financing costs, net	$596	$–

The following is a roll forward of the accumulated amortization of deferred financing costs for the years ended December 31, 2012 and 2011:

	2012	2011
Accumulated amortization, beginning balance	$–	$–
Additions	2	–
Accumulated amortization, ending balance	$2	$–

Amortization recorded as interest expense totaled $2 and $0 for the years ended December 31, 2012 and 2011, respectively.

Income Taxes

The entities included in the consolidated financial statements are organized as pass-through entities under the Internal Revenue Code. As such, taxes are the responsibility of the members. Other significant taxes for which the Company is liable are recorded on an accrual basis.

The Company applies ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions with respect to income tax at the LLC level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the appropriate period. Management concluded that there are no uncertain tax positions that should be recognized in the consolidated financial statements. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2009.

F-10

The Company’s policy is to record interest and penalties related to taxes in interest expense on the consolidated statements of operations. There were no significant interest or penalties assessed or paid in the years ended December 31, 2012 and 2011.

Risks and Uncertainties

The Company is subject to many of the risks common to the commercial lending and real estate industries, such as general economic conditions, the decreases in home values, decreases in housing starts, and high unemployment. These risks, which could have a material and negative impact on the Company’s consolidated financial condition, results of operations, and cash flows include, but are not limited to, declines in housing starts, significant decreases in home values, unfavorable changes in interest rates, and competition from other lenders. At December 31, 2012, our loans were concentrated in a suburb of Pittsburgh, Pennsylvania, so the housing starts and prices in that area are more significant to our business than other areas until and if more loans are created in other markets.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of loans receivable. The loans created in 2011 and existing at December 31, 2012 are all to one borrower, and the collateral is in one real estate market.

Recent Accounting Pronouncements

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities which creates new disclosure requirements about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The disclosures will be limited to financial instruments and derivatives subject to enforceable master netting arrangements or similar agreements and excludes loans unless they are netted in the statement of financial condition. The amendments will affect all entities that have financial instruments and derivatives that are either offset in the balance sheet or subject to an enforceable master netting arrangement or similar agreement regardless of whether they are offset in the balance sheet. The ASU will require entities to disclose, separately for financial assets and liabilities, including derivatives, the gross amounts of recognized financial assets and liabilities; the amounts offset under current U.S. GAAP; the net amounts presented in the balance sheet; the amounts subject to an enforceable master netting arrangement or similar agreement that were not included in the offset amount above, and the reconciling amount. The disclosure requirements are effective for annual and interim reporting periods beginning on or after January 1, 2013, with retrospective application required. The Company is evaluating the impact of this amendment.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The amendment was effective for annual and interim reporting periods which began after December 15, 2011. The adoption of this guidance had no significant effect on the amounts presented in the Company’s consolidated financial statements or notes to the consolidated financial statements, as the Company currently has no assets measured at fair value on a recurring or nonrecurring basis. See Note 3.

F-11

Subsequent Events

Management of the Company has evaluated subsequent events through March 8, 2013, the date these consolidated financial statements were issued. See Note 11.

3. Fair Value

At December 31, 2012 and 2011, the Company had no assets measured at fair value on a recurring or nonrecurring basis. The Company has determined that the carrying value of financial instruments approximates fair value, as outlined below:

Cash and Cash Equivalents

The carrying amount approximates fair value because of the short maturity of these instruments.

Loans Receivable and Commitments to Extend Credit

For variable rate loans that reprice frequently with no significant change in credit risk, estimated fair values are based on carrying values at December 31, 2012 and 2011. The estimated fair values for other loans are estimated by discounting the future cash flow using current rates at which similar loans would be made to borrowers with similar credit ratings and the same remaining maturities and approximate carrying values of these instruments at December 31, 2012 and 2011. For unfunded commitments to extend credit, because there would be no adjustment between fair value and carrying amount for the amount if actually loaned, there is no adjustment to the amount before it is loaned. The number for commitments to extend credit is blank in the tables below because there is no difference between carrying value and fair value, and the amount is not recorded on the consolidated balance sheets as a liability.

Customer Interest Escrow

The customer interest escrow does not yield interest to the customer, but because 1) the customer loans are demand loans, 2) there is no way to estimate how long the escrow will be in place, and 3) the interest rate which could be used to discount this amount is negligible, the fair value approximates the carrying value at both December 31, 2012 and 2011.

Borrowings under Credit Facilities

The fair value of the Company’s borrowings under credit facilities is estimated based on the expected cash flows discounted using the current rates offered to the Company for debt of the same remaining maturities. As all of the borrowings under credit facilities are payable on demand, the fair value of the borrowings is determined to approximate carrying value at December 31, 2012 and 2011.

F-12

The table below is a summary of fair value estimates for financial instruments and the level of the fair value hierarchy (as discussed in Note 2) within which the fair value measurements are categorized at the periods indicated:

December 31, 2012

	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Financial Assets
Cash and cash equivalents	$646	$646	$646	$–	$–
Loans	3,604	3,604	–	–	3,604
Financial Liabilities
Customer interest escrow	329	329	–	–	329
Notes payable unsecured	1,502	1,502	–	–	1,502
Notes payable related party	1,108	1,108	–	–	1,108
Commitments to extend credit	–	–	–	–	–

December 31, 2011

	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Financial Assets
Cash and cash equivalents	$50	$50	$50	$–	$–
Loans	4,580	4,580	–	–	4,580
Financial Liabilities
Customer interest escrow	450	450	–	–	450
Notes payable unsecured	1,500	1,500	–	–	1,500
Notes payable related party	878	878	–	–	878
Commitments to extend credit	–	–	–	–	–

4. Financing Receivables

Financing receivables are comprised of the following as of December 31, 2012 and 2011:

	2012	2011

Commercial loans, net	$3,604	$4,580
Less: Allowance for loan losses	–	–

	$3,604	$4,580

Roll forward of commercial loans for the years ended December 31, 2012 and 2011:

	2012	2011

Beginning balance	$4,580	$–
Additions	355	4,580
Repayments (from payoffs/sales)	(1,547)	–
Earned loan fee	216	–

Ending balance	$3,604	$4,580

F-13

Commercial Loans

On December 30, 2011, pursuant to a credit agreement by and between us, Benjamin Marcus Homes, LLC (“BMH”), Investor’s Mark Acquisitions, LLC (“IMA”) and Mark L. Hoskins (“Hoskins”) (collectively, the “Hoskins Group”) (the “Credit Agreement”), we originated two new loan assets, one to BMH as borrower (the “BMH Loan”) and one to IMA as borrower (the “New IMA Loan”). Pursuant to the Credit Agreement and simultaneously with the origination of the BMH Loan and the New IMA Loan, we also assumed the position of lender on an existing loan to IMA (the “Existing IMA Loan”) and assumed the position of borrower on another existing loan in which IMA serves as the lender (the “SF Loan”). When we assumed the position of the lender on the Existing IMA Loan, we purchased a loan which was originated by the borrower’s former lender, and assumed that lender’s position in the loan and maintained the recorded collateral position in the loan. The borrower’s former lender and the seller of the BMH property are the same party, 84 FINANCIAL, L.P., an affiliate of 84 Lumber Company. The BMH Loan, the New IMA Loan and the Existing IMA Loan are all cross-defaulted and cross-collateralized with each other. Further, IMA and Hoskins serve as guarantors of the BMH Loan, and BMH and Hoskins serve as guarantors of the New IMA Loan and the Existing IMA Loan. As such, we are currently reliant on a single developer and homebuilder for our revenues and investment capital. The terms and conditions of these loans are set forth in further detail below:

BMH Loan

The BMH Loan is a revolving demand loan in the original principal amount of up to $4,164, of which $3,568 was funded at closing. We collected a fee of $750 upon closing of the BMH Loan, which was funded from proceeds of the loan. Additionally, $450 of the loan proceeds was allocated to an interest escrow account (the “Interest Escrow”). Interest on the BMH Loan accrues annually at 2% plus the greater of (i) 5.0% or (ii) the weighted average price paid by us on or in connection with all of our borrowed funds (such weighted average price includes interest rates, loan fees, legal fees and any and all other costs paid by us on our borrowed funds, and, in the case of funds borrowed by us from our affiliates, the weighted average price paid by such affiliate on or in connection with such borrowed funds)(“COF”). Pursuant to the Credit Agreement, interest payments on the BMH Loan are funded from the Interest Escrow, with any shortfall funded by BMH. Payments of principal on the BMH Loan are due upon our demand and in accordance with the payment schedule and other terms and conditions set forth in the Credit Agreement. The Credit Agreement obligates BMH to make payoffs to us in varying amounts upon the sale or transfer of, or obtaining construction financing for, all or a portion of the property securing the BMH Loan. The BMH Loan may be prepaid in whole or in part at any time without penalty; provided, however, that prepayments will not relieve BMH of its obligation to continue to make payments on the BMH Loan as set forth in the Credit Agreement.

The BMH Loan is secured by a first priority mortgage in residential property consisting of 4 building lots, and an unimproved parcel of land of approximately 34 acres, all located in the subdivision commonly known as the Hamlets of Springdale in Peters Township, Pennsylvania, a suburb of Pittsburgh, as well as the Interest Escrow. The seller of the property securing the BMH Loan has retained a second mortgage in the amount of $400, with a balance of approximately $351 and $400 as of December 31, 2012 and 2011, respectively.

New IMA Loan

The New IMA Loan is a demand loan in the original principal amount of up to $2,225, of which $250 was funded at closing. We collected a fee of $250 upon closing of the New IMA Loan, which was funded from proceeds of the loan. Interest on the New IMA Loan accrues annually at 2.0% plus the greater of (i) 5.0% or (ii) the weighted average price paid by us on or in connection with all of our borrowed funds (such weighted average price includes interest rates, loan fees, legal fees and any and all other costs paid by us on our borrowed funds, and, in the case of funds borrowed by us from our affiliates, the weighted average price paid by such affiliate on or in connection with such borrowed funds). Pursuant to the Credit Agreement, interest payments on the New IMA Loan are funded from the Interest Escrow, with any shortfall funded by IMA. Payments of principal on the New IMA Loan are due upon our demand and in accordance with the payment schedule and other terms and conditions set forth in the Credit Agreement. The Credit Agreement obligates IMA to make payoffs to us in varying amounts upon the sale or transfer of, or obtaining construction financing for, all or a portion of the property securing the New IMA Loan. The New IMA Loan may be prepaid in whole or in part at any time without penalty; provided, however, that prepayments will not relieve IMA of its obligation to continue to make payments on the New IMA Loan as set forth in the Credit Agreement.

F-14

The New IMA Loan is secured by a mortgage in residential property consisting of approximately 54 acres of unimproved land, all located in the subdivision commonly known as the Tuscany Subdivision in Peters Township, Pennsylvania, a suburb of Pittsburgh. Construction of the improvements for the Tuscany Subdivision began in December of 2012. See Note 9.

Existing IMA Loan

The Existing IMA Loan is a demand loan in the original principal amount of $1,687, of which $1,687 was outstanding as of both December 31, 2012 and 2011. Interest on the Existing IMA Loan accrues annually at a rate of 7.0%. Pursuant to the Credit Agreement, interest payments on the Existing IMA Loan are funded from the Interest Escrow, with any shortfall funded by IMA. Payments of principal on the Existing IMA Loan are due upon the earlier of our demand or the satisfaction in full of the indebtedness related to the BMH Loan and the New IMA Loan. The Credit Agreement obligates IMA to make payoffs to us in varying amounts upon the sale or transfer of, or obtaining construction financing for, all or a portion of the property securing the Existing IMA Loan. The Existing IMA Loan may be prepaid in whole or in part at any time without penalty; provided, however, that prepayments will not relieve IMA of its obligation to continue to make payments on the Existing IMA Loan as set forth in the Credit Agreement.

The Existing IMA Loan is secured by a mortgage in the residential property that also secures the New IMA Loan.

SF Loan

Concurrent with the execution of the loans above, we entered into the SF Loan with the Hoskins Group, under which we are the borrower. Management presently has no intention to offset our payments of principal or interest against amounts due to us from the lender; therefore, this amount has been presented on a gross basis on the consolidated balance sheets at December 31, 2012 and 2011. The SF Loan is described in Note 5.

Interest Escrow

To the extent the balance is available in the interest escrow, interest due on the BMH Loan, New IMA Loan, and Existing IMA Loan is deducted from the Interest Escrow on the date due. The Interest Escrow is increased by 10% of lot payoffs on the same loans, and by interest on the SF Loan. All of these transactions are noncash to the extent that the total escrow amount does not need additional funding. The interest escrow is also used to contribute to the reduction of the $400 subordinated mortgage upon certain lot sales of the collateral of the BMH Loan.

Initial Funding

On December 30, 2011, we purchased the Existing IMA Loan from the original lender with a cash payment of $186 and the assumption of that lender’s obligations under the SF Loan. We also loaned our borrower $2,368 in funded cash for its purchase of the land and lots securing the BMH Loan. Our borrower’s loan balances were increased by the $750 loan fee on the BMH Loan, the $250 loan fee on the New IMA Loan, and the $450 interest escrow, all of which were not funded with cash.

F-15

A detail of the financing receivables at December 31, 2012:

Item	Term	Interest Rate	Funded to borrower	Estimated collateral values

BMH Loan	Demand*	COF +2% (7% Floor)
4 Lots and land for phases 3, 4, and 5			$1,095	$2,385
Interest Escrow			450	329
Loan Fee			750	–

Total BMH Loan			2,295	2,714
IMA Loans
New IMA Loan (loan fee)	Demand*	COF +2% (7% Floor)	250	–
New IMA Loan (advances)	Demand*	COF +2% (7% Floor)	80	–
Existing IMA Loan	Demand**	7%	1,687	1,910

Total IMA Loans			2,017	1,910

Unearned loan fee			(708)	–
SF Loan			–	1,500

Total			$3,604	$6,124

A detail of the financing receivables at December 31, 2011:

Item	Term	Interest Rate	Funded to borrower	Estimated collateral values

BMH Loan	Demand*	COF +2% (7% Floor)
16 Lots and land for phases 3, 4, and 5			$2,368	$3,690
Interest Escrow			450	450
Loan Fee			750	–

Total BMH Loan			3,568	4,140
IMA Loans
New IMA Loan (loan fee)	Demand*	COF +2% (7% Floor)	250	–
Existing IMA Loan	Demand**	7%	1,686	1,910

Total IMA Loans			1,936	1,910

Unearned loan fee			(924)	–
SF Loan			–	1,500

Total			$4,580	$7,550

* These are the stated terms; however, in practice, principal will be repaid upon the sale of each developed lot.

** These are the stated terms; however, in practice, principal will be repaid upon the sale of each developed lot after the BMH loan and the New IMA loan are satisfied.

The loans are collectively cross-collateralized and, therefore, treated as one loan for the purpose of calculating the effective interest rate and for available remedies upon an instance of default. As lots are released, a specific release price is repaid by the borrower, with 10% of that amount being used to fund the Interest Escrow. The customer will make cash interest payments only when the Interest Escrow is fully depleted.

F-16

Of the $1,000 loan fee from the origination of our demand loans, $76 was used to offset legal expenses related to the creation of the loans. In accordance with ASC 310-20, Nonrefundable Fees and Other Costs, the remaining $924 loan fee is being recognized over the expected life of the loans using the straight-line method. Income of $216 and $0 was recognized during 2012 and 2011, respectively. The effective annual rate on the loans at December 31, 2012 and 2011 was 11.24% and 11.81%, respectively.

The Company has a credit agreement with the customer which includes a maximum exposure on all three loans, which was $5,800 at December 31, 2011, is $4,900 at December 31, 2012, and will reduce to $4,500 in 2013, unless modified by both parties.

Credit Quality Information

The following table presents credit-related information at the “class” level in accordance with ASC 310-10-50, Disclosures about the Credit Quality of Finance Receivables and the Allowance for Credit Losses. A class is generally a disaggregation of a portfolio segment. In determining the classes, the Company considered the finance receivable characteristics and methods it applies in monitoring and assessing credit risk and performance.

The following table summarizes finance receivables by the risk ratings that regulatory agencies utilize to classify credit exposure and which are consistent with indicators the Company monitors. Risk ratings are reviewed on a regular basis and are adjusted as necessary for updated information affecting the borrowers’ ability to fulfill their obligations.

The definitions of these ratings are as follows:

•	Pass – finance receivables in this category do not meet the criteria for classification in one of the categories below.

•	Special mention – a special mention asset exhibits potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may, at some future date, result in the deterioration of the repayment prospects.

•	Classified – a classified asset ranges from: 1) assets that are inadequately protected by the current sound worth and paying capacity of the borrower, and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected to 2) assets with weaknesses that make collection or liquidation in full unlikely on the basis of current facts, conditions, and values. Assets in this classification can be accruing or on non-accrual depending on the evaluation of these factors.

Finance Receivables – By Classification:

	December 31, 2012	December 31, 2011

Pass	$3,604	$4,580
Special mention	–	–
Classified – accruing	–	–
Classified – nonaccrual	–	–

Total	$3,604	$4,580

At December 31, 2012 and 2011, there were no loans acquired with deteriorated credit quality, past due loans, impaired loans, or loans on nonaccrual status.

5. Borrowings

Affiliate Loans

In December of 2011, the Company entered into two secured revolving lines of credit with affiliates, both of whom are members. These loans have an interest rate of the affiliates’ cost of funds, which was 3.93% and 3.73% as of December 31, 2012 and 2011, respectively. They are demand notes. The maximum that can be borrowed under these notes is $1,500, at the discretion of the lenders. The actual amount borrowed was $1,108 and $878 as of December 31, 2012 and 2011, respectively, leaving $392 and $622, respectively, in available credit on those dates. There is no obligation of the affiliates to lend money up to the note amount. The security for the line of credit includes all of the assets of the Company. The weighted average balance of affiliate borrowings outstanding was $986 and $5 for 2012 and 2011, respectively, and the interest expense was $38 and $0 for the same periods, respectively.

F-17

SF Loan

The SF Loan, under which we are the borrower, is an unsecured loan in the original principal amount of $1,500, of which $1,500 was outstanding on both December 31, 2012 and 2011. Interest on the SF Loan accrues annually at a rate of 5.0%. Payments of interest only are due on a monthly basis, with the principal amount due on the date that the BMH Loan and the New IMA Loan are paid in full. We may prepay the SF Loan in part or in full at any time without penalty, subject to the terms and conditions set forth in the underlying promissory note. Pursuant to the Credit Agreement, payments on the SF Loan are used to fund the interest escrow. Further, pursuant to that certain Amended and Restated Commercial Pledge Agreement by and between us, IMA and BMH, IMA has pledged its interest in the SF Loan as collateral for IMA’s obligations under the New IMA Loan and the Existing IMA Loan. Management’s intentions related to offsetting our payments of principal or interest against amounts due to us from the lender are undetermined; therefore, this amount has been presented on a gross basis on the consolidated balance sheets at December 31, 2012 and 2011.

Notes Program

Borrowings through our public offering were $2 and $0 at December 31, 2012 and 2011, respectively. The effective interest rate on the borrowings in 2012 was 4.95%, not including the amortization of deferred financing costs. The maximum offering amount is $700,000 through October 4, 2015. There are limited rights of early redemption. The following table shows the origination of our notes program.

	2012	2011

Notes outstanding, beginning of period	$–	$–
Notes issued	2	–
Note repayments / redemptions	–	–
Notes outstanding, end of period	$2	$–

The following table shows the maturity of outstanding notes as of December 31, 2012.

Year Maturing	Amount Maturing
2013	$–
2014	2
2015	–
2016	–

6. Members’ Capital

The capital structure of the Company was changed with the adoption of the new operating agreement as of March 29, 2012. Under the new capital structure, there is currently one share class (class A common units) with two members. All members have voting rights in proportion to their capital account. There were 2,629 A common units outstanding at December 31, 2012. There are two additional authorized share classes: class A preferred units and class B profit units. Once class B profit units are issued, the existing class A common units will become class A preferred units. Class A preferred units will receive preferred treatment in terms of distributions and liquidation proceeds. The former capital structure of the Company included three unit classes, A units, B units, and a voting member. The former ownership classes had varying rights and privileges, primarily relating to amount and order of distributions, as well as varying allocations of profit and losses, as defined by the former operating agreement. At December 31, 2011, there were 878 A units, 9,198 B units, and 1 voting unit outstanding.

F-18

The members’ capital balances by class at December 31, 2012 and 2011 are as follows:

Class	2012	2011
A Common Units	$1,902	$–
A Units	–	451
B Units	–	1,378
Voting Member	–	1
Members’ Capital	$1,902	$1,830

7. Related Party Transactions

The accompanying consolidated financial statements have been prepared from the separate accounts maintained by the Company and may not be indicative of the conditions that would have existed or the results of operations that would have occurred had the Company not entered into certain related party transactions or not participated in certain transactions with its members.

84 Lumber Company

The direct financing, commercial real estate leases created in 2007 and described in Note 8 were with 84 Lumber Company. At the time, 84 Lumber Company employed Daniel M. Wallach as its Chief Financial Officer and was therefore considered a related party. Those leases have been terminated and settled. The Company currently has no affiliation with 84 Lumber Company or its affiliates.

Notes and Accounts Payable to Affiliates

In December of 2011, the Company entered into a loan agreement with two of our affiliates, as more fully described in Note 5 – Affiliate Loans.

In December of 2011, the Company entered into a loan agreement with the Hoskins Group, as more fully described in Note 5 – SF Loan.

8. Discontinued Operations

In accordance with the provisions of ASC Subtopic 205-20, Discontinued Operations, management of the Company determined that its commercial real estate leases described below, which were accounted for as direct finance leases, met the definition of a component of the Company. As this asset group met the definition of a component, management determined that presentation of the leasing operations should be presented as discontinued operations. A more thorough description of those operations is included below.

Description of Commercial Real Estate Leasing Arrangements

In 2007, the Company purchased three tracts of commercial real estate from and leased the same property to Hardy Management Company Inc. (the “lessee”), an affiliate of the 84 Lumber Company.

Each of the three leases included a provision that allowed the Company to require the lessee to purchase the property at any point in time for a purchase price equal to ten times the annual rent in place at that time. Additionally, each lease contained a similar provision allowing the lessee to purchase the property at any point in time for the same amount. These provisions were accounted for similar to residual value guarantees, and, due primarily to these provisions, each of these three leases was accounted for as a direct financing capital lease.

The combined annual payments of the three leases totaled $1,033, which was due for a period of 20 years from the June 2007 origination date. Certain payments were made by the lessee in advance each year and recorded by the Company as Unearned income. Each of the leases called for escalation of the payment amounts after each five year period; however, the Company’s management determined that it was unlikely that any such escalation would occur.

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Throughout the course of the leases, the lessee was current (or paid in advance) on its payments; therefore, the financing receivables were considered performing.

During May and September of 2011, the lessee exercised its options and purchased the leased properties from the Company, and the leases were thereby terminated. The sales price of the leased properties totaled $10,327, which was the same as the original purchase price and investment in the commercial real estate leases (direct financing leases); therefore, there was no gain or loss on these sales. As a part of this transaction, the lessee withheld the Unearned income discussed above and paid off or assumed all outstanding debt (Note payable bank) related to the leased properties.

Notes Payable Bank

The Company financed the purchase of the assets in 2007 that were then leased, as described above, via three loans with a financial institution. These loans each had fixed interest rates of 7% for a period of five years, and then variable interest thereafter, and were due in annual installments of principal and interest over a period of 15 years. The Company fulfilled its obligations under the loans and has been released from all future debts and liabilities by the lender. Two of the three loans were assumed by the lessee upon the purchase of the leased property in 2011, and one was re-paid entirely. There were no loan fees charged by the bank other than interest.

For the years 2012 and 2011, the income (loss) from discontinued operations consisted of the following:

	2012	2011
Interest income on direct financing leases	$–	$638
Selling, general and administrative expenses	–	69
Interest expense	–	260
Income from discontinued operations	$–	$309

At December 31, 2012 and 2011, there were no assets or liabilities associated with the discontinued leases and their related borrowings reflected in the accompanying consolidated balance sheets.

9. Commitments and Contingencies

In the normal course of business there may be outstanding commitments to extend credit that are not included in the consolidated financial statements. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon and some of the funding may come from the earlier repayment of the same loan (in the case of revolving lines), the total commitment amounts do not necessarily represent future cash requirements. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated financial statements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. Unfunded commitments to extend credit were approximately $588 and $296 at December 31, 2012 and 2011, respectively.

The property securing the New IMA Loan and the Existing IMA Loan, as described in Note 4, is subject to a mortgage in the amount of $1,290, which is held by an unrelated third party. In connection with the closing of the New IMA Loan and the Existing IMA Loan, the holder of this mortgage entered into an agreement to amend, restate and further subordinate such mortgage. This subordination agreement also provides that, in the event of a foreclosure on and liquidation of the property securing the New IMA Loan and the Existing IMA Loan, we are entitled to receive liquidation proceeds up to $2,225, which excludes the collateral securing the BMH Loan, at which point the holder of this mortgage is entitled to receive liquidation proceeds up to the amount necessary to satisfy its outstanding mortgage, and we are then entitled to any remainder of the liquidation proceeds. The current appraised value of this collateral (this property began being developed in December 2012) is less than $2,225. Thus, in the event of a default, the third party would currently only receive any of the proceeds remaining from the sale of the collateral after we have been paid in full.

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10. Selected Quarterly Condensed Consolidated Financial Data (Unaudited)

Summarized unaudited quarterly condensed consolidated financial data for the four quarters of 2012 and 2011 are as follows (in thousands):

	Quarter 4	Quarter 3	Quarter 2	Quarter 1	Quarter 4	Quarter 3	Quarter 2	Quarter 1
	2012	2012	2012	2012	2011	2011	2011	2011

Net interest income	$108	$112	$112	$134	$5	$–	$–	$–
SG&A expense	86	78	57	123	5	–	–	–
Income from continuing operations	22	34	55	11	–	–	–	–
Income from discontinued operations	–	–	–	–	–	70	92	147
Net Income	$22	$34	$55	$11	$–	$70	$92	$147

11. Subsequent Events

On March 7, 2013, the Board of Managers, upon recommendation by the Chief Executive Officer, authorized cash distributions to the Company’s members of 68% of net income for the fourth quarter of 2012 totaling $15, which will be distributable to the members ratably based on each member’s respective membership interest.

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